Exhibit 99.2

Ninetowns Announces Further Progress on Integration of Recent Acquisition and Development of B2B Platform

Friday July 20, 6:37 am ET

BEIJING, China, July 20 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News), China's leading provider of online solutions for international trade, today announces further progress has been made on the integration of its B2B business operations with its recently acquired vertical search technology provider, Ample Spring Holdings Limited ("Ample Spring"). In an effort to capitalize on operational synergies and to improve the B2B segment's structure and efficiency, there will be a reduction in functional overlaps between Ninetowns' B2B division and the new Yaphon team acquired through Ample Spring. These overlaps include a total of approximately 140 non-core administrative, operational and technical positions. While every effort will be made to reassign employees into other teams within Ninetowns, this reorganization is expected to result in a reduction in headcount from the current level of approximately 900 to approximately 750 employees. Full integration is expected to be completed by the end of the year.

In addition, Ninetowns has launched the second generation of its B2B search and service provider, tootoo.com. The new and improved site features advanced vertical search capabilities for global buyers and suppliers, plus Ninetowns' unique Total Quality Sourcing ("TQS") rankings. The site also features a simplified search toolbox, customized search results, and a product news channel. The second generation of tootoo.com has information on approximately 15 million products available from over 8 million global suppliers. As the major technical development of the B2B platform is close to completion, the next strategic focus will be on sales and marketing initiatives. Ninetowns expects to continue to expand the B2B sales and marketing team to focus on building traffic and a solid customer base.

Ninetowns' Chief Executive Officer, Mr. Shuang Wang commented, "We are encouraged by the pace of the integration efforts and the continued development of our B2B business. Our team has been working hard at executing our long-term plan of expanding our B2B platform with increased service offerings and technical capabilities. I am especially grateful to the contributions made by the employees impacted by the reorganization, and we are trying our best to place them elsewhere within the organization based on their skills and experience. Together, these developments demonstrate our commitment to building a leading edge, agile and efficient B2B business to meet our long-term objectives and to maximize shareholder value."

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, "The integration plan is a critical step in the continued development of our B2B platform, and we expect to generate some cost savings as a result. However, given our stated goal to expand our B2B platform as a driver for our long-term growth, we expect operational costs to remain above average in the near future, especially with regards to sales and marketing."

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) is the leading provider of online solutions for international trade, with its key services in automating import/export e- filing, as well as in operating tootoo.com, the leading B2B search and service provider for international trade. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol "NINE." More information can be found at http://www.ninetowns.com/english

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

    For more information, please contact:

     Ms. Helen Wu or Ms. Lisa Zheng
     Investor Relations
     Ninetowns Internet Technology Group Company Limited
     Tel:   +86-10-6588-2256
     Email: ir@ninetowns.com

    Investor Relations (US):
     Mahmoud Siddig, Director
     Taylor Rafferty
     Tel:   +1-212-889-4350
     Email: ninetowns@taylor-rafferty.com

    Investor Relations (HK):
     David Dambro, Director
     Taylor Rafferty
     Tel:   +852-2167-2006
     Email: ninetowns@taylor-rafferty.com

Source: Ninetowns Internet Technology Group Company Limited